UNIT[...] SEC SECURITIES AND E[...] 08030414 [...]N
Washington, D.C. 20549

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FEB 2 8 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **THOMAS ANTHONY & ASSOCIATES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 DOUGLAS AVENUE, SUITE 1001
(No. and Street)

ALTAMONTE SPRINGS	FLORIDA	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH D. QUINONES 407-862-5300
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 1 7 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AP 3/13
JD 3/14/08

OATH OR AFFIRMATION

I, JOSEPH D. QUINONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or THOMAS ANTHONY & ASSOCIATES, INC., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO-DIRECTOR

Title

Public Notary

SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD464072
EXPIRES 8/21/2009
BONDED THRU 1-888-NOTARY1

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS ANTHONY AND ASSOCIATES, INC.

Altamonte Springs, Florida

December 31, 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report

THOMAS ANTHONY AND ASSOCIATES, INC.

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Auditors' Supplementary Report on Internal Accounting Control	9 - 10

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas Anthony and Associates, Inc.
Altamonte Springs, Florida

We have audited the accompanying statements of financial condition of Thomas Anthony and Associates, Inc. as of December 31, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Anthony and Associates, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 u8nder the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 25, 2008

THOMAS ANTHONY AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007

ASSETS

		2007
Current assets:		
Cash and cash equivalents	$	43,860
Commissions receivable		42,588
Deposits at clearing organziations		87,447
Prepaid expenses and other assets		5,852
Total assets	$	179,747

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses and accounts payable	$	6,800
Total current liabilities		6,800
Stockholder's equity:		
Preferred stock, $0.001 par value per share; 100,000 shares authorized, 12,500 issued and outstanding		12
Common stock, voting, $0.001 par value per share; 100,000 shares authorized, 30,000 shares issued and outstanding		20
Additional paid-in capital		203,689
Accumulated deficit		(30,774)
		172,947
Total liabilities and stockholder's equity	$	179,747

The accompanying notes are an integral part of these financial statements.

THOMAS ANTHONY AND ASSOCIATES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007

	2007
Revenues:	
Commissions and fees	$ 106,035
Interest income	453
Total revenues	106,488
Expenses:	
Sales commissions	22,514
Other operating expenses	104,718
Total expenses	127,232
Net loss	$ (20,744)

The accompanying notes are an integral part of these financial statements.

THOMAS ANTHONY AND ASSOCIATES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2006	$ 26,000	$ -	$ 12,695	$ (10,030)	$ 28,665
Contribution of capital			6,100		6,100
Sale of common stock	20				20
Sale of preferred stock		12	249,988		250,000
Repurchase common stock	(26,000)		(65,094)		(91,094)
2007 net loss				(20,744)	(20,744)
Balances, December 31, 2006	$ 20	$ 12	$ 203,689	$ (30,774)	$ 172,947

The accompanying notes are an integral part of these financial statements

THOMAS ANTHONY AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2007

		2007
Cash flows from operating activities:		
Net income (loss)	$	(20,744)
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities		
Commission receivable		(42,588)
Deposits at clearing organizations		(87,447)
Prepaid expenses		(4,059)
Accrued expenses and accounts payable		3,535
Net cash used in operating activities		(151,303)
Cash flows from financing activities:		
Proceeds from contribution of capital		6,100
Proceeds from sale of common stock		20
Repurchase of common stock, net		(91,094)
Proceeds from sale of preferred stock		250,000
Net cash provided in financing activities		165,026
Net (decrease) increase in cash and cash equivalents		13,723
Cash and cash equivalents at beginning of period		30,137
Cash and cash equivalents at end of period	$	43,860

The accompanying notes are an integral part of these financial statements.

THOMAS ANTHONY AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Thomas Anthony and Associates, Inc. ("the Company") is a securities broker-dealer and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on August 7, 2006 and was approved for membership in FINRA on February 6, 2007. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Equipment

Equipment is stated at cost and depreciated over estimated useful lives of 5- to -7 years using the straight-line method.

Income Taxes

The Company, with the consent of its shareholders, has elected under the internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements are recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Office Lease

In September 2007, the Company entered into an eleven month sublease for 1,490 square feet of office space at $2,216 plus sales tax. The sublease provides for the use of office furniture and equipment at no additional cost. Future minimum lease payments for the year ending December 31, 2008 are estimated to be approximately $18,000. For the years ended December 31, 2007, total rent expense was approximately $11,100.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 2007, the net capital ratio was .04 to 1 and net capital was $167,103, which exceeded the minimum requirement by $162,103.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section 9k)(2)(II) of the Rule.

THOMAS ANTHONY AND ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Total stockholder's equity		$ 172,947
Deductions and/or changes:		
Non-allowable assets:		
CRD deposit	802	
Prepaid expenses and other assets	5,042	
		5,844
Net capital		$ 167,103

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 6,800

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net captial at 1,500 percent	$ 162,103
Excess net capital at 1,000 percent	$ 166,423
Ratio: Aggregate indetedness to net capital	.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net captial as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2007	$ 166,848
Net effect of reclassifications of expenses and equity accounts	255
Net capital per above	$ 167,103

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Thomas Anthony and Associates, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Thomas Anthony and Associates, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 25, 2008

END